RAINSHINE GLOBAL INC.

AUDITED FINANCIAL STATEMENTS

For the Year Ended March 31, 2021

RAINSHINE GLOBAL INC.

TABLE OF CONTENTS

	PAGE NO.
AUDITOR'S REPORT	3 – 4
AUDITED FINANCIAL STATEMENTS	
Statement of Financial Positions	6
Statement of Income	7
Statement of Changes in Stockholder's Equity	8
Statement of Cash Flows	9
NOTES TO FINANCIAL STATEMENTS	10 - 20

Independent Auditor's Report

To the Board of Directors of

RAINSHINE GLOBAL INC.

We have audited the accompanying financial statements of RAINSHINE GLOBAL INC, which comprise the balance sheet, income statement, statement of cash flow, statement of stockholder's equity, and related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RAINSHINE GLOBAL INC. as of March 31, 2021, and the results of its operations, changes in stockholder's equity, and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Otaigbe Group
9720 Capital Court Suite #100
Manassas, VA 20110
01/05/2022

The Otaigbe Group

Consolidated Financial Statement

Rainshine Global Inc. and its subsidiaries

March 31, 2021

Consolidated Balance Sheets

(All amounts in USD unless otherwise stated)

	As of March 31, 2021
Assets	
Current Assets	
Cash and cash equivalents	2,277,590
Bank deposits	115,706
Accounts receivable	571,277
Other current assets	2,306,787
Total current assets	**5,271,360**
Non-current Assets	
Goodwill, net	19,380,057
Property and equipment, net	28,772
Right of use asset	282,466
Intangibles, net	1,765,223
Intangible assets under development	1,676,166
Investment in associate	684,829
Other assets	1,664,472
Total non-current assets	**25,481,985**
Total assets	**30,753,345**
Liabilities and Stockholders' equity	
Current liabilities	
Accounts payable	4,162,628
Current portion of employee benefit obligation	1,641
Current portion of capital lease obligation	208,302
Other current liabilities	558,160
Total current liabilities	**4,930,731**
Non-current liabilities	
Note payable	24,594
Employee benefit obligation, net of current portion	192,466
Capital lease obligation, net of current portion	97,001
Other liabilities	2,465,914
Deferred tax liabilities, net	388,133
Total non-current liabilities	**3,168,108**
Total liabilities	**8,098,839**
Equity	
Common stock (ordinary shares ($0.0001) par value, authorized 15,000,000 shares; issued: 10 shares as at March 31, 2021)	0
Preferred stock (ordinary shares ($0.0001) par value, authorized 10,000,000 shares; issued: 3,229,049 shares as at March 31, 2021)	323
Additional paid in capital	32,290,177
Retained earnings	(18,038,026)
Translation reserve	992,585
Total Rainshine Global stockholders' equity	**15,245,059**
Non-controlling interests	7,409,445
Total equity	**22,654,504**
Total liabilities and stockholders' equity	**30,753,345**

Consolidated Statements of Comprehensive Income/ (Loss)

(All amounts in USD unless otherwise stated)

	Year ended March 31, 2021
Revenue	**5,589,607**
Cost of revenues	**5,261,725**
Operating expenses	
Employee benefit expenses	2,847,203
Selling, general and administrative expenses	1,170,633
Depreciation and amortization	367,445
Total operating expenses	**4,385,281**
Operating income/(loss)	**(4,057,399)**
Other income/(expenses)	
Interest income	15,840
Interest expense	(103,594)
Share of net gain/(loss) of associate	20,055
Others	340,963
Total other income, net	**273,264**
Loss before income taxes	**(3,784,135)**
Current tax expense, net	9,879
Deferred tax expense, net	(46,568)
Total income tax expense, net	**(36,689)**
Net loss after taxes	**(3,747,447)**
Less: Net loss attributable to noncontrolling interests	(1,311,791)
Net loss attributable to Rainshine Global stockholders	**(2,435,656)**

Consolidated statement of Changes in Stockholders' Equity/ (Deficit)

(All amounts in USD unless otherwise stated)

	Common Stock		Preferred Stock	Additional paid in capital	Retained Earnings	Translation reserve	Non-Controlling interest	Total equity
	No. of shares	Amount						
Balance as at October 26, 2020	**-**	**-**	**-**	**-**	**-**		**-**	**-**
Common stock issued	10	0		100				100
Preferred stock issued	-	-	323	32,290,077				32,290,400
Net loss after taxes	-	-	-	-	(2,435,656)	-	(1,311,791)	(3,747,447)
Acquisition of business	-	-	-	-	(15,602,370)	992,585	8,721,236	5,888,549
Balance as at March 31, 2021	**10**	**0**	**323**	**32,290,177**	**(18,038,026)**	**992,585**	**7,409,445**	**22,654,504**

Consolidated Statements of cashflow

For the period ended March 31, 2021

(All amounts in USD unless otherwise stated)

	Amount
OPERATING ACTIVITIES	
Net loss before taxes	-3,784,135
Adjustments to reconcile net income to cash provided by operating activities	
Depreciation and amortization	367,445
Equity-based compensation	1,329,568
Excess provision written back	-118,628
Change in operating assets and liabilities, net of acquisitions and dispositions	
Accounts receivable and other current assets	373,804
Other assets	-819,663
Accounts payable and accrued expenses	618,575
Employee benefit obligation	72,452
Other current and non-current liabilities	-83,081
Net cash provided by operating activities	**-2,043,663**
INVESTING ACTIVITIES	
Proceeds from sale of property, plant and equipment	10,128
Purchase of intangible assets	-153,119
Purchase of intangible asset under development	-585,993
Cash acquired on acquisition of subsidiary	1,134,106
Maturity proceeds of bank deposits	669,876
Net cash used in investing activities	**1,074,999**
FINANCING ACTIVITIES	
Issue of common stock	100
Issue of preferred stock	3,278,077
Borrowings taken	6,532
Payment of lease liabilities	-38,455
Net cash (used in) provided by financing activities	**3,246,254**
Net increase in cash and cash equivalents	2,277,590
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	2,277,590

Notes to Consolidated Financial Statements

(All amounts in USD unless otherwise stated)

Note A - Background information and summary of significant accounting policies

1. Background

Rainshine Global Inc. ('Rainshine' or 'the Company') was incorporated on October 26, 2020 in the State of Delaware, USA.

The Company and its subsidiaries (hereinafter collectively referred to as the "Group") is a global entertainment company and is primarily engaged in the business that creates content covering variety of genres including comedy, drama, romance, sports thrillers, gaming, documentaries, and music.

Information on subsidiary and associate companies whose financial statements are included in these consolidated financial statements is given below.

Sr. No.	Particulars	Country of Incorporation
1	Rainshine Entertainment Private Limited	India
2	Kinsane Digital LLP	India
3	Culture Machine Media Private Limited	India
4	Weirdass Comedy Private Limited	India
5	Manzar Studios Private Limited	India
6	Sazu Media Private Limited	India
7	Medverve Impact Ventures Private Limited	India
8	Aleph Entertainment Inc.	USA
9	Rainshine Entertainment N.A. Inc.	USA
10	The Aleph Group Pte Ltd	Singapore
11	Aleph Media Inc.	USA
12	Hailshine Inc	USA
13	Rise + Shine Limited	UK

2. Summary of significant accounting policies

2.1. Basis of preparation

The accompanying consolidated financial statements have been prepared under the historical cost convention using accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and satisfaction of liabilities in the normal course of business and have been presented in United States Dollars ('$'), which is the functional currency of the Company and the reporting currency of the Group.

2.2. Use of estimates

In preparing the Group's consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, the Group's management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on management's best knowledge of current events and actions. Management's estimates include percentage of completion for revenue recognition, allowance for doubtful receivables, future obligations under employee benefit plans and the useful life of tangible and intangible assets. Actual results could differ from these estimates.

2.3. Principles of consolidation

The consolidated financial statements of the Company include the accounts of Rainshine Global Inc. and all its subsidiaries and associates. All material inter-company transactions, balances, gains, and losses between consolidated entities have been eliminated.

2.4. Business Combination

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. Acquisition related costs are recognized in statement of comprehensive income as incurred. The acquiree's identifiable assets and liabilities are recognized at their fair value at the acquisition date.

2.5. Foreign currency transactions and translation

Foreign currency transactions are converted into the functional currency at the exchange rates prevailing on the date of transaction. Foreign currency denominated monetary assets and liabilities are translated into functional currency using the exchange rates prevailing on the balance sheet dates. Gains and losses on translation of foreign currency denominated monetary assets and liabilities are included in determining earnings.
The financial statements of subsidiaries incorporated outside the United States of America are translated into United States Dollars for the purposes of consolidation as follows: income statement items are translated at the average exchange rates for the respective period; and assets and liabilities are translated at the exchange rates prevailing on the balance sheet dates. Unrealized translation gains and losses are reported in accumulated other comprehensive income.

2.6. Cash and cash equivalents

The Group considers all highly liquid investments and deposits with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents comprise cash on hand and balance with banks.

2.7. Investments, at cost

Securities that do not have readily determinable fair market values are recorded at cost, subject to an impairment charge for any other than temporary decline in value. The fair values of these securities are not estimated if there are no events or changes in circumstances that may have a significant effect on the carrying amount. It is not practicable to estimate the fair value of these securities.

2.8. Accounts receivable

Accounts receivable, that management has the intent and ability to hold for the foreseeable future, or until maturity or payoff, are reported in the consolidated balance sheet at outstanding amount net of any allowance for doubtful receivables.

The Group maintains an allowance for doubtful accounts, which is determined based on historical experience and management's expectations of future losses. The Group performs on-going credit evaluations of its customers, and generally extends credit without requiring collateral.

Accounts receivable, are charged to bad debt expense when they are deemed uncollectible based upon management's periodic review of the accounts.

2.9. Property and equipment

Property and equipment are stated at historical cost less accumulated depreciation.

Assets under capital lease obligations are recorded at the lesser of the present value of the minimum lease payments or the fair market value of the leased asset, at the inception of the lease.

Depreciation is calculated on the straight-line method over the estimated useful life of the respective assets. Assets under capital leases and leasehold improvements are amortized over the lower of their estimated useful lives or the term of the lease.

The Group has determined the estimated useful lives of assets for depreciation purposes as follows:

Computers	3 years
Furniture and fixtures	10 years
Office Equipment	5 years
Plant & Machinery	6 years
Leasehold improvements	Over the lease period

Expenditures for maintenance and repairs are expensed as incurred. When assets are retired or otherwise disposed of, the cost of the asset and related accumulated depreciation are eliminated from the financial records. Any gain or loss on disposition is credited or charged to income.

2.10. Intangible assets

The Group's intangible assets comprise of software licenses used in computer graphic animation, technology, customer relationships and content. The method of amortization reflects the pattern in which the economic benefits of the intangible assets are derived and where such pattern cannot be reliably determined, a straight-line amortization method is used over a period of 10 years.

2.11. Intangible costs under development

The Group capitalizes costs related to development of content. These costs relate to the literary rights acquired for books and scripts and costs spent on content creation. At each reporting date the management assesses the commercial feasibility of the projects under development. Costs related to projects that are not commercially feasible are expensed in the consolidated statement of comprehensive income.

2.12. Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company's share of net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is carried at cost less impairment losses if any.

2.13. Impairment of long-lived assets

The Group evaluates the recoverability of long-lived assets whenever events or circumstances indicate that the carrying amount of these assets may be impaired. In the event that there are indications of impairment, then the estimated future undiscounted net cash flows of the asset would be compared to the carrying amount of the asset to determine if a write-down is required.

In accordance with the provisions of ASC 360, "Property, Plant and Equipment", the management believes that there is no impairment loss on any of the long-lived assets as of March 31, 2021.

2.14. Revenue recognition

The Group earns revenue from providing content covering variety of genres including comedy, drama, romance, sports thrillers, gaming, documentaries, and music. Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration which the Group expects to receive in exchange for those products or services. Revenue is measured based on the transaction price, which is the consideration, adjusted for any discounts and incentives, if any, as specified in the contract with the customer. Revenue also excludes taxes collected from customers. In case of revenues which are subject to change, the Group estimates the amount to be received using the "most likely amount" approach, or the "expected value" approach, as appropriate. This amount is then included in the Group's estimate of the transaction price only if it is highly probable that a significant reversal of revenue will not occur once any uncertainty surrounding the bonus is resolved. In making this assessment the Group considers its historical performance on similar contracts.

Deferred revenues' included in other current liabilities represent billing in excess of revenue recognized.

Interest income

Interest income is recognized using the effective interest method.

2.15. Income taxes

The Group accounts for deferred income taxes under the asset and liability method, in accordance with the provisions of ASC 740 "Income Taxes". Deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax base. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled. The effect of change in deferred tax assets and liabilities of a change in tax rates is recognised in the income statement in the period of enactment of the change. Based on management's judgment, the measurement of deferred income tax assets is reduced, if necessary, by a valuation allowance for any

deferred tax assets for which it is more likely than not that some portion or all of such assets will not be realized.

The Group recognizes in its financial statements the impact of tax positions that meet a "more likely than not" threshold, based on the technical merits of the position. The tax benefits recognized from such position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The Group recognizes penalties and interest related to unrecognized tax benefits in current tax expense.

The current charge for income taxes is calculated in accordance with the relevant tax regulations applicable to the respective entities in the Group.

2.16. Leases – Lessee accounting

Lease rental expenses on operating leases are charged to expense over the lease term as they become payable. Certain operating lease agreements provide for scheduled rent increases over the lease term. Rental expense for these leases is recognized on a straight-line basis over the primary lease term.

Assets acquired under capital leases are capitalized as assets at the lower of the fair value of the leased property or the present value of the related lease payments, or where applicable, the estimated fair value of such assets. Assets under capital leases and leasehold improvements are depreciated over the shorter of the lease term or the estimated useful life of the assets.

2.17. Employee benefits

Defined contribution plans

Eligible employees of the subsidiary in India participate in a defined contribution fund in accordance with the regulations. Both the employee and the subsidiary contribute an equal amount to the fund which is equal to a specified percentage of the employee's salary.

The subsidiary has no further obligation under defined contribution plans beyond the contributions made under these plans. Contributions are recorded in the year in which they accrue and are included in the consolidated statement of comprehensive income.

Defined benefit plan

Employees in India are entitled to benefits under the Gratuity Act, 1972, a defined benefit retirement plan covering eligible employees of the subsidiary. The present value of the obligation is determined based on actuarial valuation using the projected unit credit method which recognises each period of service as giving rise to additional unit of employee benefit entitlement and measures each unit separately to build up the final obligation. The plan provides for a lump-sum payment to eligible employees at retirement, death, incapacitation or on termination of employment, of an amount based on the respective employee's salary and tenure of employment. The subsidiary's gratuity plan is unfunded.

2.18. Share based compensation

Certain company employees have received compensation in the form of equity instruments for providing services over a defined vesting period. The Group measures and recognizes compensation expense based on estimated fair values on the grant date for all stock awards expected to vest. The

Group uses the Black-Scholes pricing model to determine the grant date fair value of stock options and recognizes the resulting stock-based compensation on a straight-line basis over the requisite service period of the awards, which is usually equal to the vesting period. Stock-based compensation is recognized net of estimated forfeitures. The expense is recognized in the statements of comprehensive income with a corresponding increase to additional paid in capital, a component of equity.

2.19. Comprehensive income

ASC 220, "Comprehensive Income", establishes rules for the reporting of comprehensive income and its components. Comprehensive income is defined as all changes in equity from non-owner sources. For the Group, other comprehensive income/ (loss) consists of changes in the foreign currency translation adjustments. The Group reports comprehensive income/(loss) in the consolidated statement of comprehensive income.

2.20. Financial instruments

Financial instruments are recognised in the balance sheet when the Group has become a party to the contractual provisions of the instruments. Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains and losses relating to a financial instrument classified as a liability are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity. Financial instruments are offset when the Group has a legally enforceable right to offset and intends to settle either on a net basis or to realize the asset and settle the liability simultaneously.

Derivative instruments are recorded at fair value on the balance sheet date. Changes in fair value of derivative instruments are recorded immediately in the statement of comprehensive income.

2.21. Fair value measurement

The Group measures the fair value of financial instruments in accordance with ASC 820-10 "Fair Value Measurement and Disclosure" which establishes the framework for measuring fair value and also provides certain disclosure requirements. Primarily, derivative assets and liabilities are carried at fair value.

The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable and consists of the following three levels:

Level 1 - Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3 - Inputs which are unobservable reflecting internal assumptions are used in pricing assets or liabilities.

Note B – Cash and cash equivalents

Cash and cash equivalents are comprised of the following:

	As of March 31, 2021
Balances with banks and financial institutions	
In current account	1,922,828
In EEFC account	42,502
Cash in hand	1,543
In Deposit account	310,717
Total	**2,277,590**

Note C – Bank deposits

Bank deposits is comprised of the following:

	As of March 31, 2021
Bank deposits	115,706
Total	**115,706**

Note D – Accounts receivable, net

Accounts receivable are stated net of allowance for doubtful accounts. The Group's accounts receivable are not secured.

Accounts receivable is comprised of the following:

	As of March 31, 2021
Accounts receivables	682,502
Less: Allowance for doubtful receivables	(111,225)
Net receivables	**571,277**

Note E - Other current assets

Other current assets are comprised of the following:

	As of March 31, 2021
Prepaid expenses	53,761
Deposit for leased assets	42,842
Interest accrued on deposits	1,161
Deferred production costs	127,553

Advance to employees	3,633
Advances to vendors	33,175
Unbilled revenue	791,924
Balances with revenue authorities	1,252,738
Total	**2,306,787**

Note F - Property and equipment, net

Property and equipment are comprised of the following:

Particulars	**As of March 31, 2021**
Computers	30,034
Furniture and fixtures	16,511
Plant and machinery	4,522
Office equipment	27,620
Leasehold improvements	17,871
	96,558
Accumulated depreciation	(67,786)
Property and equipment, net	**28,772**

Depreciation expense was $44,216 for the year ended March 31, 2021

Note G - Intangible assets, net

Acquired and amortized intangible assets are comprised of the following:

	As of March 31, 2021
Gross carrying amount	
Software licenses	69,950
Content	125,500
Customer contract	2,082,746
Total	2,278,196
Accumulated amortization	(512,973)
Net carrying amount	**1,765,223**

The aggregate amortization expense for the year ended March 31, 2021 was $300,849.

Annual amortization expense for intangibles subject to amortization for the remaining lives of the intangibles is expected to be as follows:

Year ending March 31,	**Amount**
2022	307,991
2023	236,138
2024	236,138

2025 and beyond	1,032,660
Total	**1,765,223**

Note H - Goodwill, net

	As of March 31, 2021
Gross carrying amount	19,899,088
Translation adjustment	(519,031)
Net carrying amount	**19,380,057**

Note I – Investments

Investments comprised of the following

	As of March 31, 2021
Investment in equity stock of Medverve Impact Ventures Private Limited	684,829
Total	**684,829**

Note J – Other assets

Other assets are comprised of the following

	As of March 31, 2021
Prepaid expenses	10,226
Deposits for leased assets	86,212
Advances to Five Fifty-Five	1,124,656
Advance taxes	443,378
Total	**1,664,472**

Note K – Other current liabilities

Other current liabilities are comprised of the following:

	As of March 31, 2021
Deferred revenue	201,997
Advance from customer	25,553
Statutory liabilities	234,386
Employee related liabilities	96,224
Total	**558,160**

Note L – Employee benefit obligations

The Group contributed $43,248 for the year ended on March 31, 2021 respectively towards defined contribution plans for the employees in India.

Employee benefit obligations are comprised of retirement benefit obligations under the Gratuity Act of 1972 for employees of the subsidiaries in India. The following is a reconciliation of the beginning and ending balances of the benefit obligation for the year ended March 31, 2021:

	As of March 31, 2021
Change in defined benefit obligation	
Opening balance	123,279
Current service cost	56,974
Interest cost	8,261
Net actuarial (gains)/losses recognized	14,751
Translation adjustment	4,657
Benefits paid	(13,815)
Closing Balance	**194,107**

Current/Non-current classification of defined benefit obligation:

	As of March 31, 2021
Current portion of employee benefit obligation	1,641
Non-current portion of employee benefit obligation	192,466
Total	**194,107**

	For year ended March 31, 2021
Expense to be recognized	
Current service cost	56,974
Interest cost	8,261
Net actuarial (gains)/losses recognized	14,751
Total cost	**79,986**
Actuarial assumptions	
Discount rate	6.40% - 6.44%
Salary escalation	10%
Attrition rate	1% - 38%

Note M – Capital lease obligations

	As of March 31, 2021
Capital lease obligations	305,303
Less: current portion	(208,302)
Non-current portion	**97,001**

The Group finances a majority of its office premises in India through capital leases. The leases expire over the course of the next two years.

For the year ended March 31, 2021, the Group incurred $14,357 in interest expense relating to capital lease obligations.

Note N - Financial instruments and concentrations

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash equivalents, restricted cash, accounts receivables and deposits. By their nature, all such financial instruments involve risk including the credit risk of non-performance by counter parties. The Group's cash equivalents, and time deposits are invested with banks, which at times may exceed federally insured limits. The Group has not experienced any losses on such accounts. The Group monitors the credit worthiness of its customers to which it grants credit terms in the normal course of the business. The carrying value of financial assets and liabilities approximates the fair value of such assets and liabilities.

The revenue in United States of America accounted for 59% of the total revenue for the year ended March 31, 2021.

The revenue in Asia Pacific accounted for 41% of the total revenue for the year ended March 31, 2021.

Note O – Contingencies

The subsidiaries in India have received a demand order under the Income Tax Act, 1961 relating to adjustments made by the Transfer Pricing Officer for an amount aggregating $574,935. The subsidiaries have filed an appeal in the aforesaid matter before the authorities

Note P – Subsequent events

The Company has evaluated subsequent events through the date of the financial statements till September 15, 2021 and is not aware of any additional events that would require recognition or disclosure in these consolidated financial statements.